Registration No. 333-73746
MTN No. 574	Rule 424(b)(2)

PRICING SUPPLEMENT No. 22 Dated December 11, 2002 (To Prospectus dated January 10, 2002)
$15,000,000,000
H O U S E H O L D F I N A N C E C O R P O R A T I O N
Medium Term Notes
Due Nine Months or More from Date of Issue
Principal Amount: $250,000,000
Price to Public: 100%	Proceeds to HFC: 99.90%
Issue Date: December 16, 2002	Stated Maturity: December 16, 2004
Redeemable On or After: Not Applicable
Initial Interest Rate: To be determined on December 12, 2002
Initial Interest Rate Basis: LIBOR Telerate.
Spread or Spread Multiplier: +1.50% (+150 basis points), subject to adjustment as set forth below in "Additional Terms."

Interest Payment Dates: On the 16th of March, June, September and December of each year, commencing March 17, 2003, and the Stated Maturity. If said day is not a Business day, such interest payment date shall be postponed to the next succeeding Business Day except if such day falls in the next calendar month, such Interest Payment Date will be the immediately preceding day that is a Business Day.

Regular Record Date: The date fifteen (15) calendar days (whether or not a Business Day) prior to each Interest Payment Date or the Stated Maturity, as the case may be.
Interest Reset Date: On each Interest Payment Date.
Interest Determination Date: On the Second London Business Day prior to each Interest Payment Date.
Index Maturity: Three months
Agent:
Barclays Capital Inc.	$ 69,000,000	DTC 7256
Credit Suisse First Boston Corp.	$ 65,000,000	DTC 0355
Lehman Brothers	$ 52,000,000	DTC 0636
Salomon Smith Barney	$ 45,000,000	DTC 0274
J. P. Morgan Securities	$ 10,000,000	DTC 0187
Banc One Capital Markets Inc.	$ 9,000,000	DTC 2794
Agent's Discount or Commission: .10%	CUSIP: 44181KQ72
Additional Terms:

Recent Developments: Reference is made to the Company's Form 8-K Current Report dated November 18, 2002 for information regarding the pending acquisition of Household International, Inc., the Company's parent, by HSBC Holdings plc.

Interest Rate Adjustment: Beginning (a) on the first day following a Failed Acquisition Date or (b) on April 1, 2003, if the Acquisition has not closed by March 31, 2003, the spread applicable to the Notes will increase by 2.00% (200 basis points) to 3.50% (350 basis points). If the applicable spread has been so increased, then, if applicable, on the first day following the completion of the Acquisition, the spread applicable to the Notes will decrease to the original spread.

A "Failed Acquisition Date" is the earliest public announcement by Household International, Inc. or HSBC Holdings plc that (a) the Acquisition will not occur, (b) either party has failed to receive the necessary shareholder approval for the Acquisition, or (c) either party has failed to receive the necessary regulatory approvals for the Acquisition. "Acquisition" means the acquisition of Household International, Inc. by HSBC Holdings plc pursuant to a definitive agreement and plan of merger dated as of November 14, 2002, as described in the above mentioned 8K.